UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number:  001-14176

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-d	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:  September 30, 2010

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Evergreen Energy Inc.

Full Name of Registrant

Former Name if Applicable

1225 17th Street, Suite 1300

Address of principal executive office (Street and number)

Denver, Colorado 80202

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

The Registrant was unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2010 on the due date because its management has not completed its final review of the quarterly report. The additional time is necessary in order to complete compilation of disclosures contained in the Form 10-Q including the completion of the impairment analysis with respect to certain of the Registrant's assets. The Registrant was unable to eliminate delays as they relate to these matters without unreasonable effort or expense. As indicated in Part II above, the Quarterly Report on 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

(attach extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Diana Kubik	303	293-2992
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).            ☒  Yes        ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?            ☐ Yes         ☒    No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Evergreen Energy Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 9, 2010	By	/s/ DIANA L. KUBIK Executive Vice President and Chief Financial Officer